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

                                                                     OMB APPROVAL

                                 UNITED STATES                  OMB Number: 3235-0145
                      SECURITIES AND EXCHANGE COMMISSION        Expires: December 31, 2005
                            WASHINGTON, D.C. 20549              Estimated average burden
                                                                hours per response 15


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
                                       AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              VORNADO REALTY TRUST
                              --------------------
                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, $0.04 PAR VALUE PER SHARE
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    929042109
                                    ---------
                                 (CUSIP Number)

                                William G. Farrar
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
            ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                December 18, 2003
                                -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages


SEC 1746 (11-03)

                                  SCHEDULE 13D



CUSIP NO. 929042109                                            PAGE 2 OF 6 PAGES



 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           MICHAEL D. FASCITELLI

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)[ ]
                                                                          (B)[X]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
           OO

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

  NUMBER OF
   SHARES     7   SOLE VOTING POWER
BENEFICIALLY           6,858,606*
  OWNED BY
    EACH      8   SHARED VOTING POWER
 REPORTING
   PERSON
    WITH      9   SOLE DISPOSITIVE POWER
                       6,858,606*

             10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,858,606

 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.7%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

* Includes 1,546,106 Common Shares of Beneficial Interest, par value $0.04 per share ("Common Shares"), of Vornado Realty Trust (the "Company") held in an irrevocable "rabbi" trust for the benefit of Mr. Fascitelli, all of which have vested. Although these shares have been issued, Mr. Fascitelli does not have the right to vote or dispose of these Common Shares so long as they are held in such trust. If Mr. Fascitelli terminates his employment with the Company at any time, such trust will distribute these shares to Mr. Fascitelli, at which time he will acquire voting and dispositive power over them.

      Michael D. Fascitelli hereby amends his Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.04 per share ("Common Shares") of Vornado Realty Trust (the "Company"). This Amendment No.1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with Mr. Fascitelli's Statement on Schedule 13D filed by Mr. Fascitelli on November 8, 2002 (the "Initial Schedule 13D"). This Amendment No. 1 amends the Initial
Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Items 5 (a)-(b) and (c) are hereby amended by deleting such sections in their entirety and replacing them with the following:

      (a)-(b) Pursuant to the Employment Agreement, dated as of December 2, 1996 (the "Employment Agreement"), by and between the Company and Mr. Fascitelli, attached as Exhibit 1 to the Initial Schedule 13D, and the Employment Agreement, dated as of March 8, 2002 (the "Amended Employment Agreement"), by and between the Company and Mr. Fascitelli, attached as Exhibit 5 to the Initial Schedule 13D, which amends and restates the Employment Agreement, the Company has issued to an irrevocable "rabbi" trust an aggregate of 1,546,106 Common Shares for the benefit of Mr. Fascitelli. So long as such Common Shares are held in such trust for the benefit of Mr. Fascitelli, he is unable to dispose of or vote such Common Shares. If Mr. Fascitelli terminates his employment with the Company at any time, the trust will distribute these shares to Mr. Fascitelli, at which time he will acquire voting and dispositive power over them. These 1,546,106 Common Shares are included in the aggregate amount of 6,858,606 Common Shares beneficially owned by Mr. Fascitelli as set forth on page 2 of this Amendment No. 1.

      The Company has also granted periodically to Mr. Fascitelli options to purchase Common Shares as well as restricted Common Shares pursuant to the Company's 1993 Omnibus Share Plan and 2002 Omnibus Share Plan, and may grant in the future options to purchase Common Shares or restricted Common Shares to Mr. Fascitelli, as compensation for his services as President of the Company. As of the date of the Initial Schedule 13D, Mr. Fascitelli beneficially owned 7,234,106 Common Shares (including the 1,546,106 Common Shares held in the "rabbi" trust). In November 2002, January 2003 and November 2003, Mr. Fascitelli acquired beneficial ownership of an additional 255,000 Common Shares, 462,000 Common Shares and 247,500 Common Shares, respectively, such dates, being 60 days prior to the vesting of the options relating to such shares. On January 28, 2003, Mr. Fascitelli acquired beneficial ownership of 30,000 Common Shares pursuant to an award of restricted stock granted under the Company's 2002 Omnibus Share Plan. Twenty percent of such 30,000 Common Shares will vest on each of January 28, 2004, January 28, 2005, January 28, 2006, January 28, 2007 and January 28, 2008.

      On December 18, 2003, Mr. Fascitelli exercised options granted to him on December 2, 1996 in respect of 1,370,000 Common Shares at a price of $23.4688 per share. On the same date Mr. Fascitelli sold an aggregate of 1,370,000 Common Shares pursuant to Rule 144 as follows:

               Number of shares   Price per share
                  1,339,600            $54.10
                  900                  $55.05
                  6,700                $55.06
                  200                  $55.07
                  2,000                $55.10
                  2,000                $55.11
                  500                  $55.12
                  200                  $55.13
                  2,100                $55.14
                  1,500                $55.15
                  200                  $55.19

                  200                  $55.20
                  500                  $55.25
                  100                  $55.26
                  600                  $55.27
                  100                  $55.29
                  300                  $55.30
                  100                  $55.31
                  200                  $55.33
                  100                  $55.38
                  100                  $55.43
                  100                  $55.44
                  200                  $55.45
                  100                  $55.46
                  1,700                $55.47
                  200                  $55.50
                  100                  $55.52
                  200                  $55.53
                  1,000                $55.55
                  100                  $55.57
                  800                  $55.62
                  500                  $55.63
                  300                  $55.64
                  4,100                $55.65
                  900                  $55.68
                  1,500                $55.70



      As a result of these transactions, on December 18, 2003, Mr. Fascitelli beneficially owned 6,858,606 Common Shares comprised of 1,576,106 outstanding Common Shares and 5,282,500 options in respect of Common Shares or 5.7% of the outstanding Common Shares based on 115,933,392 outstanding Common Shares. Subject to the restrictions imposed by the agreements entered into by Mr. Fascitelli and/or the Company in connection with Mr. Fascitelli's employment and the Voting Agreement entered into by Mr. Fascitelli in connection with the merger of Charles E. Smith Commercial Realty L.P. with and into the Company on January 1, 2002, Mr. Fascitelli has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of the Common Shares deemed to be beneficially owned by him.

      (c) On December 18, 2003, Mr. Fascitelli exercised options granted to him on December 2, 1996 in respect of 1,370,000 Common Shares at a price of $23.4688 per share. On the same date Mr. Fascitelli sold an aggregate of 1,370,000 Common Shares pursuant to Rule 144 as follows:

               Number of shares    Price per share
                  1,339,600         $54.10
                  900               $55.05
                  6,700             $55.06
                  200               $55.07
                  2,000             $55.10
                  2,000             $55.11
                  500               $55.12
                  200               $55.13
                  2,100             $55.14
                  1,500             $55.15
                  200               $55.19
                  200               $55.20


                  500               $55.25
                  100               $55.26
                  600               $55.27
                  100               $55.29
                  300               $55.30
                  100               $55.31
                  200               $55.33
                  100               $55.38
                  100               $55.43
                  100               $55.44
                  200               $55.45
                  100               $55.46
                  1,700             $55.47
                  200               $55.50
                  100               $55.52
                  200               $55.53
                  1,000             $55.55
                  100               $55.57
                  800               $55.62
                  500               $55.63
                  300               $55.64
                  4,100             $55.65
                  900               $55.68
                  1,500             $55.70

                  Except as set forth above, no other transactions in Common Shares have been engaged in by Mr. Fascitelli in the past 60 days.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 18, 2003




                                           By:  /s/ Michael D. Fascitelli
                                                ------------------------------
                                                Name: Michael D. Fascitelli
                                                Title: President